UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

001-32591

001-38565

001-38566

001-38567

001-38568

001-38569

001-38570

001-38571

001-38572

001-38573

001-38574

001-38575

001-38576

001-38577

001-38578

Seaspan Corporation

(as issuer)

Seaspan Holding 140 Ltd.
Seaspan 140 Ltd.	Seaspan Holdco IV Ltd.
Seaspan (Asia) Corporation	Seaspan Investment I Ltd.
Seaspan Containership 2180 Ltd.	Seaspan Ship Management Ltd.
Seaspan Containership 2181 Ltd.	Seaspan Crew Management Ltd.
Seaspan Holdco I Ltd.	Seaspan Management Services Limited
Seaspan Holdco II Ltd.	Seaspan Advisory Services Limited
Seaspan Holdco III Ltd.

(as guarantors)1

(Exact name of registrant as specified in its charter)

Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China (852) 3588 9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.500% Senior Notes due 2025 of Seaspan Corporation; Guarantees of 5.500% Senior Notes due 2025 of Seaspan Corporation by Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180 Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited and Seaspan Advisory Services Limited

(Title of each class of securities covered by this Form)

[1]	The address and agent for service of each of the guarantors is the same as set forth above for Seaspan Corporation.

Please place an X in the appropriate box(es) to indicate provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Seaspan Corporation (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in August 2005 upon the effectiveness of its registration statement on Form F-1 filed under the Securities Act of 1933, as amended (the “Securities Act”), and filed its first Annual Report on Form 20-F on March 17, 2006.

B.

The Registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Not applicable.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of February 6, 2020, the 5.500% Senior Notes due 2025 were held of record by less than 300 persons on a worldwide basis. The Registrant determined the number of holders of record of such series of debt securities on the basis of a security position report obtained from ADP Issuer Services, an independent services provider.

Item 7. Notice Requirement

A.

The Registrant published in the United States a notice of its intent to terminate its reporting obligations with respect to the 5.500% Senior Notes due 2025 under section 13(a) and section 15(d) of the Exchange Act on February 14, 2020.

B.

The Registrant submitted a copy of the notice of intent to terminate its reporting obligations with respect to the 5.500% Senior Notes due 2025 under cover of a Report of Foreign Private Issuer on Form 6-K submitted to the Commission on February 14, 2020.

Item 8. Prior Form 15F Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Seaspan Corporation, Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180 Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited and Seaspan Advisory Services Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, each of Seaspan Corporation, Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180 Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited and Seaspan Advisory Services Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SEASPAN CORPORATION

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN HOLDING 140 LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN 140 LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN (ASIA) CORPORATION

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN CONTAINERSHIP 2180 LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN CONTAINERSHIP 2181 LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN HOLDCO I LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN HOLDCO II LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN HOLDCO III LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN HOLDCO IV LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN INVESTMENT I LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN SHIP MANAGEMENT LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN CREW MANAGEMENT LTD.

Date: March 10, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

SEASPAN MANAGEMENT SERVICES LIMITED

Date: March 10, 2020	By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President

SEASPAN ADVISORY SERVICES LIMTED

Date: March 10, 2020	By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President